Exhibit 99.1

Press Release, 6 November 2013

Interxion Reports Third Quarter 2013 Results

AMSTERDAM 6 November 2013 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced its results for the three months ended 30 September 2013.

Financial Highlights

•	Revenue increased by 11% to €78.1 million (Q3 2012: €70.4 million).

•	Big 4 reporting segment’s recurring revenue increased by 16% to €46.1 million (Q3 2012: €39.8 million).

•	Adjusted EBITDA increased by 17% to €33.7 million (Q3 2012: €28.7 million).

•	Adjusted EBITDA margin increased to 43.1% (Q3 2012: 40.8%).

•	Debt refinancing closed on 3 July, reducing interest costs and extending maturities. One-time costs of €31.0 million related to the refinancing were recognized in the quarter.

•	Net loss was €16.5 million (Q3 2012: €8.6 million profit).

•	Capital expenditure, including intangible assets, was €26.5 million.

Operating Highlights

•	Expansion project in Vienna completed; announced expansion projects in Frankfurt, Stockholm and Zurich on schedule.

•	Equipped Space increased by 400 square metres to 79,300 square metres.

•	Revenue Generating Space increased by 900 square metres to 59,100 square metres.

•	Utilisation Rate at the end of the quarter increased to 75%.

Press Release, 6 November 2013

“Fundamentals for the carrier neutral data centre industry in Europe remain healthy. Interxion’s third quarter results reflect continued steady execution by the company, supported by solid demand across our target customer segments,” said Interxion Chief Executive Officer, David Ruberg. “Our Communities of Interest strategy is delivering competitive differentiation in the marketplace, steady organic growth, and attractive returns as we focus on creating long term customer and shareholder value from our highly connected data centres.”

Quarterly Review

Revenue in the third quarter of 2013 was €78.1 million, an 11% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Recurring revenue, which was 94% of total revenue, was €73.7 million, a 13% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Recurring revenue in the Big 4 reporting segment was €46.1 million, a 16% increase over the third quarter of 2012 and 2% up on the second quarter of 2013.

Cost of sales in the third quarter of 2013 was €31.9 million, an 8% increase over the third quarter of 2012 and 2% up on the second quarter of 2013.

Gross profit was €46.2 million in the third quarter 2013, a 13% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Gross profit margin in the third quarter of 2013 was 59.2%, compared with 58.3% in the same quarter of 2012 and 59.1% in the second quarter of 2013.

Sales and marketing costs in the third quarter 2013 were €5.5 million, an 8% increase over the third quarter of 2012 but unchanged from the second quarter of 2013.

General and administrative costs1 in the third quarter 2013 were €7.1 million, a decrease of 2% compared with the third quarter of 2012 and 1% higher than the second quarter of 2013. Depreciation and amortisation in the third quarter 2013 was €15.2 million, a 38% increase over the third quarter of 2012 as a result of significant capital expenditures in the second half of 2012 and 2% up on the second quarter of 2013.

[1]	excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments

Press Release, 6 November 2013

Net financing costs in the third quarter of 2013 were €38.1 million. On 3 July, Interxion closed a refinancing transaction that replaced €260 million of 9.50% Senior Secured Notes due 2017 with €325 million of 6.00% Senior Secured Notes due 2020. The Company also replaced its €60.0 million revolving credit facility with a €100.0 million revolving credit facility. Interxion recognised a €31.0 million one-time charge related to the refinancing transaction at the time of closing. Excluding the costs associated with the refinancing transactions, net financing costs in the third quarter were €7.1 million, an increase of 87% compared with the third quarter of 2012 (primarily as a result of lower interest capitalization) and 3% lower than the second quarter of 2013.

Income tax benefit was €4.1 million in the third quarter of 2013, compared with income tax expense of €4.3 million in the third quarter of 2012. Income taxes for the quarter were impacted by the one-time charge related to the refinancing transaction. The underlying effective tax rate for the quarter was 30% compared to 33% in the same period last year.

Net loss was €16.5 million in the third quarter 2013, compared with a net profit of €8.6 million in the third quarter of 2012 and a net profit of €6.6 million in the second quarter 2013. Loss per share was €0.24 on a weighted average of 69.5 million diluted shares, compared with earnings per share of €0.12 on a weighted average of 68.7 million diluted shares in the third quarter of 2012 and earnings per share of €0.10 on a weighted average of 69.4 million diluted shares in the second quarter 2013. Adjusted diluted earnings per share2 for the quarter was €0.10, compared with €0.10 for the third quarter 2012 and €0.09 in the second quarter 2013.

Adjusted EBITDA in the third quarter of 2013 was €33.7 million, a 17% increase over the third quarter 2012 and 3% up on the second quarter of 2013. Adjusted EBITDA margin increased to 43.1%, compared with 40.8% in the third quarter of 2012 and 42.8% in the second quarter 2013.

[2]	Diluted earnings per share adjusted for one-time refinancing costs after tax, capitalised interest after tax and one-time deferred tax asset movements.

Press Release, 6 November 2013

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €32.0 million in the third quarter 2013 compared to €24.1 million in both the third quarter 2012 and the second quarter 2013. Capital expenditure, including intangible assets, was €26.5 million in the third quarter of 2013, compared to €46.5 million in the third quarter 2012 and €28.8 million in the second quarter 2013.

Cash and cash equivalents were €84.0 million at 30 September 2013, up from €68.7 million at year-end 2012. Total borrowings were €364.6 million at the end of the third quarter 2013 compared to €288.1 million at the end of 2012. The Company’s €100.0 million revolving credit facility was undrawn at the end of the third quarter 2013.

Equipped Space at the end of the third quarter 2013 was 79,300 square metres, compared with 69,600 square metres at the end of the third quarter of 2012 and 78,900 square metres at the end of the second quarter of 2013. Revenue Generating Space at the end of the third quarter 2013 was 59,100 square metres, compared with 51,200 square metres at the end of the third quarter of 2012 and 58,200 square metres at the end of the second quarter of 2013. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 75% at the end of the third quarter 2013, compared to 74% at the end of both the third quarter of 2012 and the second quarter of 2013.

Interxion’s previously announced expansion projects remain on schedule:

•	ZUR 1.4 (Zurich): 500 square metres is scheduled to open in the fourth quarter of 2013.

•	FRA 9 (Frankfurt): 800 square metres is scheduled to open in the first quarter of 2014.

•	STO 2.2 (Stockholm): 500 square metres is scheduled to open in the first quarter of 2014.

•	FRA 8 (Frankfurt): Phase 1, with approximately 900 square metres, is scheduled to open in the first half of 2014. Phase 2, with another 900 square metres, is scheduled to open in the second half of 2014.

Press Release, 6 November 2013

Business Outlook

Interxion today reaffirmed its guidance for 2013:

Revenue	€307 million - €322 million
Adjusted EBITDA	€130 million - €140 million
Capital expenditure (including intangibles)	€130 million - €150 million

Conference Call to Discuss Results

The Company will host a conference call today at 8:30am EST (1:30pm GMT and 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 77292235. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 12 November 2013. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 77292235.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to

Press Release, 6 November 2013

utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. A reconciliation from reported Net Profit/(Loss) to Adjusted Net Profit is included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

Press Release, 6 November 2013

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 34 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 19 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 6 November 2013

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
Revenue	78,051	70,425	228,957	204,241
Cost of sales	(31,860)	(29,400)	(92,769)	(84,129)

Gross profit	46,191	41,025	136,188	120,112
Other income	106	111	299	343
Sales and marketing costs	(5,465)	(5,083)	(16,452)	(14,597)
General and administrative costs	(23,321)	(19,443)	(68,688)	(55,457)

Operating profit	17,511	16,610	51,347	50,401
Net finance expense	(38,082)	(3,778)	(51,863)	(12,089)

Profit/(loss) before taxation	(20,571)	12,832	(516)	38,312
Income tax benefit/(expense)	4,053	(4,270)	(2,432)	(12,330)

Net profit/(loss)	(16,518)	8,562	(2,948)	25,982

Basic earnings per share: (€)	(0.24)	0.13	(0.04)	0.39
Diluted earnings per share: (€)	(0.24)	0.12	(0.04)	0.38

Number of shares outstanding at the end of the period (shares in thousands)	68,810	67,950	68,810	67,950
Weighted average number of shares for Basic EPS (shares in thousands)	68,737	67,776	68,500	67,069
Weighted average number of shares for Diluted EPS (shares in thousands)	69,487	68,659	69,283	67,936

	As at
	30 Sep 2013	30 Sep 2012
Capacity metrics
Equipped space (in square meters)	79,300	69,600
Revenue generating space (in square meters)	59,100	51,200
Utilisation rate	75%	74%

Press Release, 6 November 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
Consolidated
Recurring revenue	73,708	65,101	216,858	190,247
Non-recurring revenue	4,343	5,324	12,099	13,994

Revenue	78,051	70,425	228,957	204,241

Adjusted EBITDA	33,671	28,726	98,075	83,828

Gross margin	59.2%	58.3%	59.5%	58.8%
Adjusted EBITDA margin	43.1%	40.8%	42.8%	41.0%
Total assets	885,658	769,644	885,658	769,644
Total liabilities	508,180	400,504	508,180	400,504
Capital expenditure, including intangible assets (i)	(26,467)	(46,468)	(88,035)	(150,140)

France, Germany, the Netherlands, and the UK
Recurring revenue	46,057	39,828	135,692	116,287
Non-recurring revenue	2,713	3,950	7,915	10,149

Revenue	48,770	43,778	143,607	126,436

Adjusted EBITDA	26,587	22,395	77,791	65,800

Gross margin	62.1%	60.1%	62.5%	60.9%
Adjusted EBITDA margin	54.5%	51.2%	54.2%	52.0%
Total assets	590,500	518,004	590,500	518,004
Total liabilities	135,540	90,654	135,540	90,654
Capital expenditure, including intangible assets (i)	(17,595)	(37,935)	(59,316)	(124,990)

Rest of Europe
Recurring revenue	27,651	25,273	81,166	73,960
Non-recurring revenue	1,630	1,374	4,184	3,845

Revenue	29,281	26,647	85,350	77,805

Adjusted EBITDA	14,931	13,805	44,122	40,689

Gross margin	60.6%	60.8%	61.1%	61.2%
Adjusted EBITDA margin	51.0%	51.8%	51.7%	52.3%
Total assets	207,318	192,261	207,318	192,261
Total liabilities	41,438	41,141	41,438	41,141
Capital expenditure, including intangible assets (i)	(7,998)	(7,047)	(26,552)	(21,818)

Corporate and other

Adjusted EBITDA	(7,847)	(7,474)	(23,838)	(22,661)

Total assets	87,840	59,379	87,840	59,379
Total liabilities	331,202	268,709	331,202	268,709
Capital expenditure, including intangible assets (i)	(874)	(1,486)	(2,167)	(3,332)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 6 November 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
Reconciliation to Adjusted EBITDA
Consolidated
Net profit/(loss)	(16,518)	8,562	(2,948)	25,982
Income tax expense/(benefit)	(4,053)	4,270	2,432	12,330

Profit/(loss) before taxation	(20,571)	12,832	(516)	38,312
Net finance expense	38,082	3,778	51,863	12,089

Operating profit	17,511	16,610	51,347	50,401
Depreciation, amortisation and impairments	15,211	11,031	44,138	30,922

EBITDA	32,722	27,641	95,485	81,323
Share-based payments	1,055	1,196	2,889	2,848
Income from sub-leases on unused data centre sites	(106)	(111)	(299)	(343)

Adjusted EBITDA	33,671	28,726	98,075	83,828

France, Germany, the Netherlands, and the UK
Operating profit	16,745	15,798	48,971	48,011
Depreciation, amortisation and impairments	9,761	6,526	28,668	17,627

EBITDA	26,506	22,324	77,639	65,638
Share-based payments	187	182	451	505
Income from sub-leases on unused data centre sites	(106)	(111)	(299)	(343)

Adjusted EBITDA	26,587	22,395	77,791	65,800

Rest of Europe
Operating profit	10,218	9,796	30,635	28,977
Depreciation, amortisation and impairments	4,638	3,904	13,232	11,393

EBITDA	14,856	13,700	43,867	40,370
Share-based payments	75	105	255	319

Adjusted EBITDA	14,931	13,805	44,122	40,689

Corporate and Other
Operating profit/(loss)	(9,452)	(8,984)	(28,259)	(26,587)
Depreciation, amortisation and impairments	812	601	2,238	1,902

EBITDA	(8,640)	(8,383)	(26,021)	(24,685)
Share-based payments	793	909	2,183	2,024

Adjusted EBITDA	(7,847)	(7,474)	(23,838)	(22,661)

Press Release, 6 November 2013

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Sep	31 Dec
	2013	2012
Non-current assets
Property, plant and equipment	658,279	620,931
Intangible assets	17,997	18,638
Deferred tax assets	35,548	30,376
Financial assets	774	774
Other non-current assets	4,899	4,959

	717,497	675,678
Current assets
Trade and other current assets	84,158	74,854
Cash and cash equivalents	84,003	68,692

	168,161	143,546

Total assets	885,658	819,224

Shareholders’ equity
Share capital	6,881	6,818
Share premium	483,899	477,326
Foreign currency translation reserve	7,564	9,403
Hedging reserve	55	—
Accumulated deficit	(120,921)	(117,973)

	377,478	375,574
Non-current liabilities
Trade payables and other liabilities	11,142	11,194
Deferred tax liabilities	3,629	2,414
Provision for onerous lease contracts	5,632	7,848
Borrowings	362,781	288,085

	383,184	309,541
Current liabilities
Trade payables and other liabilities	115,160	127,778
Income tax liabilities	4,051	2,301
Provision for onerous lease contracts	3,998	3,978
Borrowings	1,787	52

	124,996	134,109

Total liabilities	508,180	443,650

Total liabilities and shareholders’ equity	885,658	819,224

Press Release, 6 November 2013

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	30 Sep 2013	31 Dec 2012
Borrowings net of cash and cash equivalents
Cash and cash equivalents (ii)	84,003	68,692

6.0% Senior Secured Notes due 2020 (iii)	317,384	256,268
Mortgages	25,090	9,903
Financial leases	20,489	20,361
Other borrowings	1,605	1,605

Borrowings excluding Revolving Credit Facility deferred financing costs	364,568	288,137

Revolving credit facility deferred financing costs (iv)	(1,290)	(1,371)

Total borrowings	363,278	286,766

Borrowings net of cash and cash equivalents	279,275	218,074

(ii)	Cash and cash equivalents include €4.1 million as of 30 September 2013 and €5.0 million as of 31 December 2012, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iii)	€325 million 6.0% Senior Secured Notes due 2020 are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(iv)	Deferred financing costs of €1.3 million as of 30 September 2013 were incurred in connection with the €100 million revolving credit facility.

Press Release, 6 November 2013

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
Profit/(loss) for the period	(16,518)	8,562	(2,948)	25,982
Depreciation, amortisation and impairments	15,211	11,031	44,138	30,922
Unwinding provision for onerous lease contracts	(825)	(793)	(2,456)	(2,372)
Share-based payments	1,055	1,196	2,889	2,848
Net finance expense	38,082	3,778	51,863	12,089
Income tax expense/(benefit)	(4,053)	4,270	2,432	12,330

	32,952	28,044	95,918	81,799
Movements in trade and other current assets	(1,105)	(3,291)	(9,909)	(7,076)
Movements in trade and other liabilities	156	(687)	(6,314)	4,128

Cash generated from operations	32,003	24,066	79,695	78,851
Interest paid (v)	(10,763)	(7,476)	(21,934)	(17,607)
Interest received	145	414	432	734
Income tax paid	(2,020)	(1,320)	(4,090)	(3,622)

Net cash flows from operating activities	19,365	15,684	54,103	58,356
Cash flows from investing activities
Purchase of property, plant and equipment	(25,959)	(43,823)	(85,432)	(145,046)
Purchase of intangible assets	(508)	(2,645)	(2,603)	(5,094)
Acquisition financial asset	—	—	—	(774)

Net cash flows from investing activities	(26,467)	(46,468)	(88,035)	(150,914)
Cash flows from financing activities
Proceeds from exercised options	1,289	1,621	4,032	6,725
Proceeds from / (Payments related to) mortgages	(167)	—	15,157	—
Proceeds 6.00% Senior Secured Notes due 2020	317,814	—	317,814	—
Repayment 9.50% Senior Secured Notes due 2017	(286,478)	—	(286,478)	—
Payments for Revolving Credit Facility	(1,159)	(204)	(1,159)	(1,159)
Other borrowings	(28)	(59)	(53)	(740)

Net cash flows from financing activities	31,271	1,358	49,313	4,826
Effect of exchange rate changes on cash	(9)	92	(70)	215

Net movement in cash and cash equivalents	24,160	(29,334)	15,311	(87,517)
Cash and cash equivalents, beginning of period	59,843	84,486	68,692	142,669

Cash and cash equivalents, end of period	84,003	55,152	84,003	55,152

(v)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 6 November 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(€ in millions — except per share data and where stated otherwise)

(unaudited)

	Three months ended
	30 Sep 2013	30 June 2013	30 Sep 2012

Net profit/(Loss) - as reported	(16.5)	6.6	8.6
Add back
+ Refinancing charges	31.0	—	—
+ Deferred tax asset adjustment	0.6	—	—

	31.6	—	—
Reverse
- Interest Capitalised	(0.3)	(0.3)	(2.7)

	(0.3)	(0.3)	(2.7)
Tax effect of above add backs & reversals	(7.7)	0.1	0.7

Adjusted Net Profit	7.1	6.4	6.5

Reported Basic EPS: (€)	(0.24)	0.10	0.13
Reported Diluted EPS: (€)	(0.24)	0.10	0.12
Adjusted Basic EPS: (€)	0.10	0.09	0.10
Adjusted Diluted EPS: (€)	0.10	0.09	0.10

Press Release, 6 November 2013

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 6 November 2013

with Target Open Dates in 2013 & 2014

Market	Project	CAPEX (a, b) (€million)	Equipped Space(a) (Sqm)	Target Opening Dates
Frankfurt	FRA 6: Phase 3 Expansion	5	600	1Q 2013 (opened)
Copenhagen	CPH 1: Expansion	2	300	2Q 2013 (opened)
Stockholm	STO 2: Phase 1 New Build	11	500	2Q 2013 (opened)
Vienna	VIE 1: Phase 4 Expansion	1	400	3Q 2013 (opened)
Zurich	ZUR 1: Phase 4 Expansion	4	500	4Q 2013
Stockholm	STO 2: Phase 2 Expansion	6	500	1Q 2014
Frankfurt	FRA 9: Phase 1 New Build	13	800	1Q 2014
Frankfurt	FRA 8: Phases 1 & 2 New Build	30	1,800	1H 2014 (c)
Total		€72	5,400

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phase 1 scheduled to be operational in the first half of 2014; phase 2 is scheduled to be operational in the second half of 2014.